Exhibit 77K auditors letters:


Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                           Re:  Van Kampen Tax Free Money Fund


Commissioners:

We have read the statement made by the Van Kampen Fund listed above, which we understand will be filed with the Commission, pursuant to Item 77K and 102J of Form N-SAR, as part of the Company's Form N-SAR report dated June 30, 2000. We agree with the statements concerning our firm in such Form N-SAR report.

Very truly yours,


PricewaterhouseCoopers LLP

Exhibit 77K for PricewaterhouseCooper LLP


PricewaterhouseCoopers LLP served as the independent public accountants for the Fund since April 14, 2000. PricewaterhouseCoopers LLP was informed of the cessation of the client-auditor relationship on May 25, 2000. PricewaterhouseCoopers LLP's reports on the financial statements for the Fund for the year ended March 31, 2000 did not contain an adverse opinion or disclaimer of opinion, nor was such report qualified or modified as to uncertainty, audit scope or accounting principles. During their engagement as independent auditors and any subsequent interim period, there were no disagreements with PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of PricewaterhouseCoopers LLP, would have caused PricewaterhouseCooper to make reference to the subject matter of the disagreement in connection with its report.

The Trust's Board of Trustees has engaged Ernst & Young LLP, located at 233 South Wacker Drive, Chicago, Illinois 60606, to be the independent auditors. The change in independent auditors was approved by the Fund's audit committee and the Fund's Board of Trustees, including Trustees who are not "interested persons" of the Fund (as defined in the 1940 Act).